CGI Enters Into 10-year Modernization Agreement with Sears Canada
CGI to help enable re-engineering of retailer’s information technology infrastructure
Toronto, Ontario, May 16, 2016 - CGI (TSX: GIB.A) (NYSE: GIB) is pleased to announce that it has entered into a 10-year agreement with Sears Canada (TSX: SCC; NASDAQ: SRSC) to support the retailer’s strategy to re-engineer its technology platforms.
CGI will streamline and update Sears Canada’s current technology infrastructure and mainframe applications with the goal of reducing costs and improving efficiency. The rationalization of these operations will also enable Sears Canada to decommission systems concurrent to standing up a modernized core technology stack. As part of a comprehensive suite of services, CGI will also protect Sears Canada’s technology environments with advanced cyber-security solutions, and partner with Sears Canada on elements of its new technology architecture.

CGI will leverage its global delivery model to deliver consulting and application and infrastructure management services from worldwide locations where it currently operates, including from its local Canadian offices in Montréal and Toronto.

“This agreement will help optimize our technology operations and support our goal to manage expenses in line with our business objectives,” said Becky Penrice, Executive Vice-President and Chief Operating Officer, Sears Canada Inc. “CGI has also committed to a hands-on level of service that will help us deliver improved technology support to the retail operations,” continued Ms. Penrice. “It is a significant vote of confidence that CGI has made a 10-year commitment to Sears Canada. With a value to CGI of approximately $200 million over this period, the agreement is structured with win-win incentives that could reduce this amount should the technology transformation be accelerated. CGI’s long-term commitment, hands-on approach, and the alignment of the agreement with Sears Canada’s goals made CGI an ideal partner to provide technology support and services for our current platform.”

“We help our clients around the world focus on their core business and growth strategies” added Mark Boyajian, President, Canada Operations, CGI. “CGI’s proven operational excellence, differentiated capabilities, and strategic investments will help accelerate Sears Canada’s strategies to lead retail commerce in Canada across both digital and in-store channels.”
About Sears Canada Inc.
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.
About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 65,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent the intentions of CGI and Sears Canada, plans, expectations and beliefs, and are subject to important risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s and Sears Canada’s annual and quarterly Management’s Discussion and Analysis (“MD&A”) and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI and Sears Canada disclaim any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information
Media

Vincent Power
Sears Canada Corporate Communications
416-941-4422
vpower@sears.ca

Sébastien Barangé
Vice-President, Communications and Public Affairs
CGI
+1 514-841-3354
sebastien.barange@cgi.com

Yvonne Gibson
Vice-President, Marketing and Communications
CGI
+1 416-304-7233

Investors

Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
CGI
+1 514-841-3355
lorne.gorber@cgi.com